May 23, 2023

Re:    Masimo Corporation
PRER14A filed May 19, 2023
File No. 001-33642

Christina Chalk
Blake Grady

Division of Corporation Finance
Office of Mergers & Acquisitions
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Dear Christina Chalk and Blake Grady:

On behalf of Masimo Corporation (the “Company” or “Masimo”), a Delaware corporation, we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated May 23, 2023 on the Company’s preliminary proxy statement on Schedule 14A, Amendment No. 1, filed on May 19, 2023. Concurrently with the submission of this letter, the Company is filing its second amendment to the preliminary proxy statement on Schedule 14A (the “Proxy Statement Amendment No. 2”) via EDGAR.

The Company has responded to the Staff’s comment. The Staff’s comment is repeated below in bold, followed by the Company’s response to the comment. We have included a page number to refer to the location in the Proxy Statement Amendment No. 2 where the disclosure addressing the comment appears. Defined terms used but not otherwise defined herein shall have the respective meanings ascribed thereto in the Proxy Statement Amendment No. 2.
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PRER14A Filed May 19, 2023

General

1.We note your response to our prior comment 10. Please revise the proxy statement to specifically state that the Company’s notice of its director nominees was late and did not comply with the deadline set forth in Rule 14a-19(d).

In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on page 31 of the Proxy Statement Amendment No. 2.

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If you have any questions regarding this submission, please contact Jeff Hartlin at 650-320-1804 (jeffhartlin@paulhastings.com).

Thank you for your time and attention.
Yours sincerely,
/s/ Jeff Hartlin
Jeff Hartlin